Exhibit 99.1

First ECARX Investor Day to Showcase Latest Innovations and Growth Strategy

Executives to Review ECARX’s Vision, Strategy, and Execution

NEW YORK, NY, May 9, 2023 — Today, ECARX Holdings, Inc. (Nasdaq: ECX) ("ECARX"), will host its inaugural investor day in New York City. The event will feature presentations from leadership and provide an updated view of the company’s growth strategy, capital allocation plans, and product pipeline, followed by a live Q&A and product demonstrations.

“ECARX is driving a new era of industry innovation and growth, operating as an architect of the next-generation automotive technology ecosystem,” said Ziyu Shen, co-founder, Chairman and CEO of ECARX. “Our mission is to build a smart mobility platform that seamlessly integrates cutting-edge hardware and software to deliver intelligent and sustainable solutions for customers. As we bring ECARX technology to a truly global audience, we are excited to deliver the future of smart mobility today.”

Value Creation Strategy

At the event, leadership will give details about its plans for long-term value creation, including:

•	Partnering with global OEMs to expand revenue streams and market presence, and ultimately deliver more value to customers,

•	Innovating its product portfolio to increase average revenue per car,

•	Aggressive investments in R&D to accelerate the shift toward a central computing platform, and enable more advanced features and functionality in vehicles, and

•	Accelerating collaborations with cutting-edge global partners to reach further scale.

Five Year Outlook

ECARX will announce the following targets for the business through to 2027:

Measure	Target
Revenue	$2,600 - $2,800 million in 2027
Revenue growth	CAGR of 40% 2023 through 2027
Gross Margin	>30% in 2027
Adjusted EBITDA	Positive in 2024; $340 - $360 million in 2027; ~13% margin in 2027
Free Cash Flow	>$300 million in 2027
Content per car	$630 - $650 in 2027
Cars ECARX technology deployed in	>20 million in 2027

Fireside Q&A with Alwin Bakkenes, Head of Software Engineering at Volvo

A featured discussion with Volvo’s Head of Software Engineering, Alwin Bakkenes, will take place and center on the deepening partnership between ECARX and Volvo, as well as how the two companies are working together to develop next-generation vehicle technologies.

The collaboration is helping to further Volvo's innovation agenda by leveraging ECARX’s expertise in automotive electronics, software, and data-driven services.

Watch On Demand

The ECARX Investor Day will take place today at 8:00am ET/5:00am PT. ECARX partners featured during today's event include: Dirk Adelmann, CEO of smart Europe, Thomas Ingenlath, CEO of Polestar, Serino Angellotti, Head of E/E – Digital User Experience at Lotus, and Rajneesh Gaur, Corporate Vice President & GM of AMD.

Video of the event is available on-demand on the company’s investor relations page, available here: www.ecarxgroup.com/investorday

About ECARX

ECARX (Nasdaq: ECX) is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The company’s products have been integrated into more than 5 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and today has around 1,500 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,“ “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Translation of results into U.S. dollars

This announcement contains translations of certain Renminbi (RMB) amounts into U.S dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Non-GAAP Financial Measure

Adjusted EBITDA

The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA (non-GAAP) is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies.

Growth at Constant Currency

The Company provides revenue growth rates at constant currency, which exclude the impact of foreign currency translation, in order to facilitate a comparison of its current revenue performance to its past revenue performance. To calculate revenue growth rates in constant currency, the Company converts actual net sales from local currency to U.S. dollars using constant foreign currency exchange rates in the current and prior period.

Free Cash Flow

Free cash flow (non-GAAP) is used by the Company to evaluate its cash generation ability. Free cash flow is defined as net cash provided by operating activities after adjusting for working capital movements and capital expenditures. Management believe that free cash flow is a useful metric for investors to assess the Company’s financial performance because it measures the amount of cash generated after taking into account the investments made in the business. This measure enables management to assess the Company’s ability to fund future growth initiatives, make strategic acquisitions, and return value to shareholders.

The Company presents these non-GAAP financial measure because they are used by management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance. Such non-GAAP measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. The management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Further, other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure. Non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.

Investor Contacts:

Adam Kay
ir@ecarxgroup.com

Media Contacts:

ECARX-Media@teneo.com

SOURCE ECARX Holdings, Inc.